Mail Stop 3720

September 8, 2006

<u>Via U.S. Mail</u>

Mr. Sung Min Ha
Chief Financial Officer
SK Telecom Co., Ltd.
11, Euljiro 2-GA,
Jung-Gu
Seoul
Korea

   Re: **SK Telecom Co., Ltd.**
     Form 20-F for the Year Ended December 31, 2005
     File No. 333-04906
     Filed June 30, 2006

Dear Mr. Ha:

   We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings, as applicable. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 20-F for the Year Ended December 31, 2005</u>

Financial Statements and Notes

Note 22. Commitments and Contingencies, page F-52

1.   Please explain to us how you accounted for the W660 million FTC fine, disclosed
        on page 93, the W42 billion MIC fine, disclosed on page 57, and the
        Communication Commission of the Republic of Korea fines of W13.8 billion and
        W7.8 billion, disclosed in Note 29h, in your US GAAP financial information. In
        this regard, it appears that information was available prior to the issuance of the
        financial statements indicating that it was probable that a liability had been
        incurred as the date of the balance sheet. In your response you should explain to
        us in detail how you considered the guidance in SFAS 5 and FIN 14 when
        accounting for each of these obligations under US GAAP.

2.   It appears that your Korean GAAP accounting policy for contingent liabilities,
        disclosed in Note2.n on page F-18, differs from the guidance in FIN 14. Please
        advise us and, if necessary, identify this as a US GAAP reconciling item in your
        US GAAP disclosures.

Note 30. Reconciliation to United States Generally Accepted Accounting Principles

3.   We note your disclosure in Note 30.e. Tell us if you have recognized other than
        temporary impairments in the value of your investments in hanarotelecom
        incorporated, Powercomm Co., Ltd, and the non-listed companies identified as
        "Other" on page F-25, for US GAAP reporting purposes. If not, please explain to
        us your reasonable basis for not doing so and describe the evidence that the
        realizable value of these investments is equal to or greater than their carrying
        value, identified by management when forming its conclusions, in your future
        filings. In this regard, note that the phrase "other than temporary" does not mean
        permanent. Refer to SAB Topic 5:M for the Staff's views and EITF 03-01
        concerning this issue.

4.   We note in your disclosure in section j. Capitalization of Foreign Exchange
        Losses (or Gains) and Interest Expenses, on page F-65, that you adopted the
        accounting policy (same as US GAAP) not to capitalize interest expenses related
        to the purchase of intangible assets effective January 1, 2003. In light of this
        disclosure we are unclear why this item is reported as an US GAAP adjustment in
        the reconciliations from pages F-69 to F-70. Please explain.

5.   Refer to section w. Consolidation of Variable Interest Entities and Note 5 on page
        F-30. In view of your ownership percentage of 50% in HELIO, LLC and SKT-
        HP Ventures LLC, tell us if these entities are variable interest entities under

FIN46R. Also explain to us your full consideration of US GAAP literature when determining whether to consolidate them in your US GAAP financial statements.

6.   Refer to section z. Remeasurement of Stock Option on page F-68. We note your disclosure that "[i]n 2005, a certain equity method investee of the Company became publicly listed and the value of related outstanding stock options granted to its employees was remeasured for Korean GAAP purposes." In this regard, advise us where you have reflected this difference between US and Korean GAAP in the reconciliations from pages F-69 to F-72. If you have not reflected an adjustment, please explain why not.

7.   Refer to the Net income and Shareholders' equity reconciliations on pages F-69 to F-70. We note the US GAAP adjustment, "Loss on sale of accounts receivable and other in asset securitization," in the amount of W 14,476 million, appears within both reconciliations but in different periods. Please explain.

8.   In light of your disclosure in section r. Currency Swap on page F-67 that your cross currency swap was qualified as a cash flow hedge under Korean GAAP, but was recorded as a non-hedge under US GAAP, explain to us why you did not reflect the difference in your shareholders' equity reconciliation on page F-70.

9.   Refer to Korean and US GAAP Cash Flow reconciliation on page F-74. Explain to us why some of your Asset securitization cash flow amounts are classified as operating activities while others is classified as investing activities.

Note 31.Additional disclosures required By US GAAP

g.Segment, page F- 81

10.   We note in your Business disclosures on pages 27-33 that, in addition to your cellular services, you have wireless internet, digital convergence, and other businesses. Please explain to us in detail, your full consideration of the guidance in SFAS 131 when identifying your operating segment(s) and determining that you have only one reportable segment.

11.   In addition, please explain to us in detail your full consideration of the guidance in SFAS 142 when determining that it is appropriate to allocate all of your goodwill to your single reportable segment.

12.   In view of the various overseas operations (U.S., China, Vietnam and Mongolia) you described on pages 32-33, please provide disclosures regarding the financial information about geographic areas as required under paragraph 38 of SFAS 131 or explain to us why you are not required to do so.

Revenue Recognition

13.   In view of your various products and services provided (e.g. cellular, wireless internet, activation, handsets etc.) as described on pages 28-34, it appears that you have multiple-deliverable arrangements with your customers along with different rate plans. If so, please tell us and disclose, in future filings, your accounting policy for recognition of revenues from multiple-deliverable arrangements as required by paragraph 18 of EITF 00-21. Also, advise us and disclose any material difference between US and Korean GAAP in your accounting for revenue recognition in Note 30.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Andrew Mew, Senior Staff Accountant, at (202) 551-3377 or Robert S. Littlepage, Jr., Accounting Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director